Exhibit 12.2

Computation of Ratio of Adjusted EBITDA to Interest Expense and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Adjusted EBITDA (1):
Net income (loss)	$(241,430)	$(25,693)	$80,206	$(769,847)	$(181,767)
Add: Interest expense (2)	356,161	345,914	346,500	481,116	666,706
Add: Income tax expense (benefit)	8,445	(4,719)	7,023	4,141	10,375
Add: Depreciation and amortization (3)	70,786	63,928	70,786	98,238	102,745
Add: Provision for loan losses	81,740	46,412	331,487	1,255,357	1,029,322
Add: Impairment of assets (4)	36,354	22,386	22,381	141,018	334,830
Add: Stock-based compensation expense	15,293	29,702	19,355	23,593	23,542
Less: (Gain) loss on early extinguishment of debt, net (5)	22,405	(101,466)	(110,075)	(547,349)	(393,131)
Total Adjusted EBITDA (1)(6)	$349,754	$376,464	$767,663	$686,267	$1,592,622
Interest expense and preferred dividends:
Interest expense (2)	$356,161	$345,914	$346,500	$481,116	$666,706
Preferred dividends	42,320	42,320	42,320	42,320	42,320
Total interest expense and preferred dividends	$398,481	$388,234	$388,820	$523,436	$709,026
Adjusted EBITDA/Interest expense and preferred dividends	0.9x	1.0x	2.0x	1.3x	2.2x

Explanatory Notes:
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(1)
Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in the Company's Consolidated Statements of Operations. Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is Adjusted EBITDA an indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, Adjusted EBITDA is an additional measure for the Company to use to analyze how the business is performing. It should be noted that the Company's manner of calculating Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies. See computation of Adjusted EBITDA on page 36.

(2)
For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, interest expense includes $1,064, $3,728, $32,734, $69,227 and $51,173, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, depreciation and amortization includes $1,436, $5,266, $13,566, $41,547, and $45,973, respectively, of depreciation and amortization reclassified to discontinued operations.

(4)
For the years ended December 31, 2012, 2011, 2010, 2009, 2008 impairment of assets includes $22,576, $9,147, $9,572, $26,901 and $31,219 of impairment of assets reclassified to discontinued operations.

(5)	For the years ended December 31, 2012 and 2010, (Gain) loss on early extinguishment of debt excludes the portion of losses paid in cash of $15,411 and $1,152, respectively.

(6)	Prior year presentation has been restated to conform to current period presentation.